Exhibit 99.1

i-80 Gold Publishes Inaugural Sustainability Report

RENO, Nev., March 21, 2023 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce the publication of its inaugural environmental, social, and governance ("ESG") report, Driving the Future, which highlights the company's ESG strategies, policies, and commitments to deliver leading industry practices in Nevada.

i-80 Gold is committed to sustainable development and environmental stewardship during exploration and extraction of mineral resources. As the Company continues to grow its team and operations, it prioritizes safety, and improving the social, economic, and environmental wellbeing of its partner communities.

Matt Gili, President and COO of i-80 Gold commented, "The 2022 Sustainability Report provides a comprehensive summary of our ESG footprint, our drive to responsibly invest and grow in Nevada, and our dedication to transparency and accountability. For us, sustainability isn't just a commitment or a responsibility, but a challenge that excites and inspires our whole team."

2022 Sustainability Report

In 2022, i-80 Gold Corp advanced its management of ESG matters with notable achievements across all areas. The inaugural ESG report, Driving the Future, is a reflection of the company's commitment to better communicate the performance and approach to ESG. The following are select highlights of i-80 Gold's commitment to growing sustainably:

  Increased workforce to 109 employees; i-80 is proud to announce that women comprise 34% of the Company workforce;
  Formed a strategic partnership with regional underground mining companies to create an underground mine rescue team: Nevada Mine Rescue Alliance, that serves the mining operations within i-80 Gold's footprint;
  Engaged with local communities and stakeholders with continuous outreach and communication by hosting town hall meetings, open houses, and community mine tours/family days;
  Created the "3 Ships" Internship Program to engage the next generation of miners and provide college students with invaluable work experience;
  Maintained commitment to the long-term health and care of legacy mine sites at Lone Tree, McCoy Cove, Granite Creek, and Ruby Hill;
  Completed a gap assessment on the Lone Tree tailings impoundment benchmarked to the Global Industry Standard on Tailings Management (GISTM).

The 2022 Sustainability Report, Driving the Future, can be found on i-80 Gold Corp's website at www.i80gold.com.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities that include an autoclave.

Certain statements in this press release constitute "forward looking statements" or "forward looking information" within the meaning of applicable securities laws, including but not limited to, the Company's objectives relating to ESG strategies, policies, commitments to deliver leading industry practices in Nevada, safety, and improving the social, economic, and environmental wellbeing of its partner communities, the completion of refurbishment and development activities at the Lone Tree project, commencement of mining operations at the Lone Tree project (including Buffalo Mountain), Granite Creek project, the Ruby Hill mine and the McCoy-Cove project, mineral resource and reserve estimates and exploration and development potential, refractory processing capabilities and production targets. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements or information Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "and other similar terminology, or state that certain actions, events or results " may", "could", " would", "or " be taken, occur or be achieved These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this presentation. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable law.

Forward looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward looking statements or information, including, but not limited to failure to satisfy of the relevant conditions to the completion of the transactions described herein, failure to obtain the relevant regulatory approvals, material adverse changes, exercise of termination rights by any relevant party, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities the failure of parties to contracts with the Company to perform as agreed social or labour unrest changes in commodity prices and the failure of exploration, refurbishment, development or mining programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. Readers of this presentation are encouraged to read the "Risk Factors" as more fully described in the Company's filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission, including its Annual Information Form available on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov.

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: Ewan Downie - CEO, Matt Gili - President & COO, Matthew Gollat - Executive Vice-President, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 09:35e 21-MAR-23